Exhibit 10.18
Summary of Compensation Payable
to Nonemployee Directors
February 2007
     The following is a summary of the compensation program for nonemployee members of the Board of Directors (the “Board”) of Gardner Denver, Inc. (the “Company”).
Cash Compensation
     The components of annual cash compensation for nonemployee directors are as follows:
•	An annual retainer of $40,000, payable quarterly;

•	Additional annual retainer of $7,500 for each of the Lead Nonemployee Director and the Chair of the Audit and Finance Committee and $5,000 for each of the Chairs of the Management Development and Compensation Committee and the Nominating and Corporate Governance Committee;

•	Meeting attendance fees of $1,250 per Board meeting and $1,000 per meeting of Board Committees; and

•	Teleconference meeting attendance fees, beginning May 2006, of $500 per meeting of the Audit and Finance Committee for review of quarterly earnings releases.
In addition, the Company reimburses reasonable expenses incurred the nonemployee directors in connection with attending Board and Committee meetings.
Equity Compensation
     Under the Gardner Denver, Inc. Phantom Stock Plan (the “Phantom Stock Plan”), the Company credits the equivalent of $7,000 annually, in equal quarterly amounts, to the phantom stock unit account of each nonemployee director. Each nonemployee director may also elect to defer all or some portion of his or her annual director’s fees under the Phantom Stock Plan and have such amount credited on a quarterly basis as phantom stock units. If the Company were to pay dividends, dividend equivalents would be credited to each nonemployee director’s phantom stock account on the dividend record date. The fair market value of a director’s phantom stock account will be distributed as a cash payment to the director (or his or her beneficiary) on the first day of the month following the month in which the director ceases to be a director of the Company for any reason. Alternatively, a director may elect to have the fair market value of his or her account distributed in twelve or fewer equal monthly installments, or in a single payment on a predetermined date within one year after he or she ceases to be a director, but without interest on the deferred payments.
     Pursuant to the Gardner Denver, Inc. Long-Term Incentive Plan (the “Incentive Plan”), the Board grants each nonemployee director an option to purchase shares of the Company’s Common Stock. In May 2006, the Board granted each nonemployee director options to purchase 9,000 shares of Common Stock, as adjusted to reflect the 2-for-1 stock split that occurred on June 1, 2006. Under the Incentive Plan, nonemployee director stock options become exercisable on the first anniversary of the date of grant and terminate upon the expiration of five years from such date. If a person ceases to be a nonemployee director by virtue of disability or retirement (after having completed at least one three-year term), outstanding options generally remain exercisable for a period of five years (but not later than the expiration date of the options). If a person ceases to be a nonemployee director by virtue of death (or dies during the five-year exercise period after disability or retirement described above), outstanding options generally remain exercisable for a period of one year (but not later than the expiration date of the options). If a nonemployee director’s service terminates for any other reason, options not then exercisable are canceled and options that are exercisable may be exercised at any time within ninety days after such termination (but not later than the expiration date of the options). Additionally, upon the occurrence of a change of control, as defined in the plan, these options will be canceled in exchange for a cash payment equal to the appreciation in value of the options over the exercise price as set forth in the plan. The exercise price of these options is the fair market value of the Common Stock on the date of grant.